Exhibit 99.6

Sandspring Resources Ltd.
(An exploration stage entity)

Interim Consolidated Financial Statements
Expressed in Canadian Dollars
For the Three and Six Months Ended June 30, 2010
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sandspring Resources Ltd. (an exploration stage entity) were prepared by management in accordance with Canadian generally accepted accounting principles.  Management acknowledges responsibility for the preparation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statements of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.  The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company.  The Audit Committee reports its finding to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Rich Munson	/s/ Carmelo Marrelli
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
August 19, 2010

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of management.  The unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2009 have not been reviewed by the Company’s auditors.

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Expressed in Canadian Dollars)

		6/30/2010	12/31/2009

ASSETS	Notes	$	$
Current
Cash and cash equivalents		9,086,614	2,896,101
Prepaid expenses		75,634	67,391
		9,162,248	2,963,492
Equipment	5	588,018	206,846
Mineral interests	6	35,418,956	28,919,768
		45,169,222	32,090,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		2,509,319	1,531,191
Note payable	7	274,611	278,068
		2,783,930	1,809,259

Future tax liabilities		2,773,021	2,773,021
		5,556,951	4,582,280

SHAREHOLDERS' EQUITY
Common Shares	8	42,794,054	27,123,013
Warrants	9	1,497,592	2,785,526
Stock Options	10	1,607,586	285,515
Deficit		(6,286,961)	(2,686,228)
		39,612,271	27,507,826

		45,169,222	32,090,106

Going concern - Note 1
Subsequent events - Note 13

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Expressed in Canadian Dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

	$	$	$	$
Expenditures
Acquisition fees	-	-	-	41,025
Administrative	106,484	-	154,646	-
Consulting	141,742	-	276,261	-
Depreciation	1,816	-	2,503	-
Foreign exchange loss	79,965	-	56,901	-
Other	6,943	-	12,769	-
Professional fees	362,825	5,696	566,533	8,946
Salaries and other benefits	187,977	-	402,807	-
Shareholder information	221,920	3,203	398,591	19,423
Stock based compensation	335,436	-	1,366,383	-
Transfer, listing and filing fees	7,863	-	115,914	-
Travel	123,585	-	266,329	28,088
	1,576,556	8,899	3,619,637	97,482

Other
Interest income	17,142	-	18,904	370
	17,142	-	18,904	370
Net loss and comprehensive loss for the period	(1,559,414)	(8,899)	(3,600,733)	(97,112)

Deficit, beginning of period	(4,727,547)	(631,329)	(2,686,228)	(543,116)
Deficit, end of period	(6,286,961)	(640,228)	(6,286,961)	(640,228)

Loss per share
Basic	(0.02)	(0.00)	(0.05)	(0.02)
Diluted	(0.02)	(0.00)	(0.05)	(0.02)
Weighted average number of shares outstanding
Basic	83,974,886	5,619,780	79,054,478	5,411,050
Diluted	83,974,886	5,619,780	79,054,478	5,411,050

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(Expressed in Canadian Dollars)

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2008	$487,169	$-	$-	$(543,116)	$(55,947)
Shares issued from private placement	250,000	-	-	-	250,000
Net loss for the period	-	-	-	(97,112)	(97,112)
Balance, June 30, 2009	$737,169	$-	$-	$(640,228)	$96,941

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2009	$27,123,013	$2,785,526	$285,515	$(2,686,228)	$27,507,826
Special warrants issued from private placement	-	12,000,000	-	-	12,000,000
Special warrant issuance cost	-	(916,155)	-	-	(916,155)
Shares issued on exercise of special warrants	11,083,845	(11,083,845)	-	-	-
Shares issued on exercise of options	88,083	-	-	-	88,083
Value of options exercised	44,312	-	(44,312)	-	-
Shares issued on exercise of warrants	2,999,690	-	-	-	2,999,690
Value of warrants exercised	1,455,111	(1,455,111)	-	-	-
Share issuance cost allocated to warrants	-	(75,471)	-	-	(75,471)
Value of options issued previously vested in
the period	-	-	548,800	-	548,800
Value of options granted during the period	-	-	817,583	-	817,583
Shares issued on exercise of compensation
options	242,648	-	-	-	242,648
Value of warrants issued on exercise of
compensation options	(242,648)	242,648	-	-	-
Net loss for the period	-	-	-	(3,600,733)	(3,600,733)
Balance, June 30, 2010	$42,794,054	$1,497,592	$1,607,586	$(6,286,961)	$39,612,271

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

SANDSPRING RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)
(Expressed in Canadian Dollars)
		Three Months Ended June 30,		Six Months Ended June 30,
		2010	2009	2010	2009

Cash provided by:	Notes	$	$	$	$
Operating Activities
Net loss		(1,559,414)	(8,899)	(3,600,733)	(97,112)
Adjustments for:
Depreciation		1,816	-	2,503	-
Stock-based compensation		335,436	-	1,366,383	-
Foreign exchange loss		79,965	-	56,901	-
Change in non-cash working capital
Prepaid expenses		35,666	-	(8,243)	-
Accounts payable		692,292	(168,794)	978,128	(180,357)
		(414,239)	(177,693)	(1,205,061)	(277,469)

Investing Activities
Deferred expenditures		-	(22,700)	-	(22,700)
Purchase of equipment		(342,402)	-	(398,528)	-
Expenditure on mineral interest	6	(4,279,928)	-	(6,484,335)	-
		(4,622,330)	(22,700)	(6,882,863)	(22,700)

Financing Activities
Issuance of special warrants		-	-	12,000,000	-
Share issuance expense		-	-	(991,626)	-
Issuance of common shares		-	180,000	-	250,000
Proceeds from exercise of stock options		59,750	-	88,083	-
Proceeds from exercise of warrants		41,938	-	2,999,690	-
Proceeds from exercise of compensation options		1,312	-	242,648	-
		103,000	180,000	14,338,795	250,000

Effects of exchange rate changes on cash		(72,309)	-	(60,358)	-

Cash and cash equivalents, beginning of period		14,092,492	98,930	2,896,101	128,706
Net (decrease) increase in cash		(5,005,878)	(20,393)	6,190,513	(50,169)
Cash and cash equivalents, end of period		9,086,614	78,537	9,086,614	78,537

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

1.           Nature of Operations and Going Concern

Sandspring Resources Ltd. (“Sandspring” or “the Company”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 (“Policy 2.4”) of the TSX Venture Exchange (the “Exchange”).

On November 24, 2009, the Company announced the completion of the acquisition of 100% of the issued and outstanding shares of GoldHeart Investment Holdings Ltd. (“GoldHeart”), satisfying the requirement of a CPC, listed on the Exchange (the “Qualifying Transaction”).  GoldHeart was incorporated by Articles of Association under the laws of the British Virgin Islands on October 15, 2008.  GoldHeart’s primary asset is an investment in 100% of the common stock of ETK Inc. (“ETK”).  ETK was incorporated on October 29, 1999 under the Companies Act of Guyana.

GoldHeart, through its wholly-owned subsidiary ETK, holds certain mineral and prospecting interests through a joint venture agreement called the Upper Puruni Venture (“Upper Puruni Venture”) that is the holder of the Toroparu Gold-Copper Prospect, located in the Republic of Guyana, South America.

The accompanying unaudited interim consolidated financial statements reflect the historical results of Sandspring, and the consolidated results of operations of the Company subsequent to the acquisition of GoldHeart.

The Company is in the process of exploring its mineral properties and has not yet established whether the mineral exploration properties contain reserves that are economically recoverable.  The recovery of amounts capitalized for mineral interests on the balance sheet are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development of the properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.  To date, the Company has not earned significant revenues relative to its costs incurred for exploration activities.  Accordingly, it is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (the “CICA”) Accounting Guideline 11.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, under which the Company is assumed to be able to realize its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern is therefore dependent upon its ability to finance its current and future operations and future acquisition costs.  The unaudited interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate.  If the going concern basis was not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying value of mineral interests and equipment, liabilities, the reported expenses, and the balance sheet classifications used.  Such adjustments could be material.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

2.            Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information.  Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2010.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2009.

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

3.           Capital Management

The Company defines capital that it manages as its shareholders’ equity.  When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.  As at June 30, 2010, total shareholders’ equity was $39,612,271 (December 31, 2009 – $27,507,826).

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

The property in which the Company currently has ownership of is in the exploration stage and requires further expenditure to develop.  As a result, the Company is dependent on external financing to fund its activities.  In order to carry out its planned exploration programs and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.  In light of this, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate.

The Company is not subject to any externally imposed capital requirements.  The Company believes that its current capital resources will be sufficient to discharge its liabilities as at June 30, 2010.

4.           Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $9,086,614 (December 31, 2009 – $2,896,101) to settle current liabilities of $2,783,930 (December 31, 2009 – $1,809,259).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at June 30, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$376,936	$-	$-	$376,936
Cash equivalents	8,709,678	-	-	$8,709,678
	$9,086,614	$-	$-	$9,086,614

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at June 30, 2010, would affect net loss and comprehensive loss by approximately $93,306.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at June 30, 2010, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

5.           Equipment

	Six Months Ended June 30, 2010			Year Ended December 31, 2009
	Cost	Accumulative Depreciation	Net	Cost	Accumulative Depreciation	Net
	$	$	$	$	$	$
Camp Equipment	37,489	4,643	32,846	37,489	3,122	34,367
Heavy Equipment	365,995	23,809	342,186	147,073	12,249	134,824
Other Equipment	56,774	525	56,249	345	25	320
Vehicles	51,152	2,396	48,756	13,756	1,146	12,610
Office Furniture & Equipment	111,157	3,176	107,981	25,376	651	24,725
	622,567	34,549	588,018	224,039	17,193	206,846

6.           Mineral Interests

On November 24, 2009, Sandspring completed the Qualifying Transaction and acquired 100% of the issued and outstanding shares of GoldHeart.  The acquisition has been accounted for as an asset acquisition as GoldHeart is not considered to be a business for accounting purposes.

The fair value of assets acquired, based on the consideration paid, is as follows:

Current assets, including cash of $173,767	$248,183
Capital assets	212,014
Mineral interests	27,931,195
Current Liabilities	(1,283,152)
Note Payable (Note 8)	(1,074,268)
Future tax liabilities	(2,870,124)
Total Consideration	$23,163,848

As at June 30, 2010, the carrying amount of the Corporation’s interest in mineral properties is as follows:

Toroparu
Acquisition cost	27,931,195
Exploration and development expenses	972,031
Depreciation	16,542
Balance December 31, 2009	28,919,768
Exploration and development expenses	6,484,335
Depreciation	14,853
Balance June 30, 2010	35,418,956

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

7.           Note Payable

As a result of the acquisition of GoldHeart, the Company assumed a debt owed by ETK to Crescent Global Resources (“CGR”), a company controlled by Crescent Global Gold (“CGG”), in the amount of $1,074,268.

	6/30/2010	12/31/2009
	$	$
Balance, beginning of period	278,068	-
Assumed from ETK	-	1,074,268
Cash payment to CGR	-	(265,400)
Stock payment to CGR	-	(530,800)
Foreign exchange translation	(3,457)	-
Balance, end of period	274,611	278,068

The outstanding balance is non interest bearing and was paid in full to CGR on July 13, 2010 (Note 13).

8.           Share Capital

The Company is authorized to issue an unlimited amount of common shares.  The issued and outstanding common shares consist of the following:

	Number of Shares	Amount
Balance, December 31, 2009	71,858,360	$27,123,013
Issued on exercise of options	282,833	88,083
Value of options exercised	-	44,312
Issued on exercise of warrants	5,999,379	2,999,690
Value of warrants exercised	-	1,455,111
Issued on exercise of special warrants (i)	7,500,000	-
Value of special warrants exercised (i)	-	11,083,845
Incentive shares issued during	466,059	-
early exercise program (ii)
Issued per Compensation Options (iii)	693,280	242,648
Value Allocated to Warrants (iii)	-	(242,648)
Balance, June 30, 2010	86,799,911	$42,794,054

i.
The special warrants were issued pursuant to the terms of a special warrant indenture dated as of March 26, 2010 and entered into between the Company and Computershare Trust Company of Canada and in accordance with an underwriting agreement dated March 26, 2010 between the  Company  and  Mackie  Research  Capital  Corporation,  Cormark  Securities  Inc., Macquarie

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

Capital Markets Canada Ltd. Fraser Mackenzie Limited, Byron Securities Limited, and PI Financial Corp. The special warrants were sold to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000.  The Company paid the underwriters a commission equal to 6% of the gross proceeds of the offering along with various other issuance costs of $916,155.  This amount has been netted against the total funds received to determine the allocated value of the special warrants.  The special warrants were exercised on May 5, 2010 and converted into common shares at that time.

ii.
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted common share purchase warrants.  The eligible warrants were exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per warrant to each warrant holder that exercised during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010.  The Company issued 466,059 incentive shares in connection with the program.

iii.
A total of 693,280 Compensation Options were exercised during the period.  Each Compensation Option was converted into one unit consisting of one common share and one-half warrant at a price of $0.35.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.  As of June 30, 2010, there were a total of 529,120 Compensation Options outstanding. The fair value of the warrants was capped at the amount of proceeds received from the exercise of Compensation Options.

9.           Warrants

As at June 30, 2010, the Company has a total of 5,600,882 warrants outstanding.  These warrants are convertible into one share of common stock at an exercise price of $0.50.

The following table shows the continuity of warrants during the period:

	Number of Warrants	Allocated Value	Average Exercise Price
Balance, December 31, 2009	11,253,621	$2,785,526	$0.50
Issued per Compensation Options (i)	346,640	242,648	0.50
Special warrants issued with private placement (ii)	7,500,000	11,083,845	1.60
Exercised	(13,499,379)	(12,538,956)	1.11
Share issue cost from early exercise program	-	(75,471)	-
Balance, June 30, 2010	5,600,882	$1,497,592	$0.50

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

i.	346,640 warrants were issued on the exercise of 693,280 Compensation Options during the period as described in Note 8(iii).

ii.
The special warrants were sold to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000 as describe in Note (i).  In addition, the underwriters received 300,000 broker warrants exercisable into one common share at a price of $1.60.  These broker warrants have an expiry of March 26, 2012.

The following are the warrants outstanding as at June 30, 2010:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,600,882	$1,497,592	$0.50	November 24, 2012

10.           Stock Options

The Company’s stock option plan was established by the shareholders of the Company on March 16, 2007, for the purpose of advancing the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, to acquire common shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.  The number of stock options that may be granted under the plan is limited to not more than 10% of the issued common shares of the Company at the time of the stock option grant.  The exercise price of stock options granted in accordance with the plan will be not less than the closing price of the common shares on the trading day immediately prior to the effective date of grant.

The following table shows the continuity of stock options during the period:

	Number of Options	Allocated Value of Vested Options	Weighted Average Exercise Price
Balance, December 31, 2009	4,253,100	$285,515	$0.47
Value of options vested during the period	-	548,800	-
Granted (i, ii, iii, iv, v)	1,120,000	817,583	1.54
Cancelled during the period	(112,500)	-	0.50
Exercised	(282,833)	(44,312)	0.31
Balance, June 30, 2010	4,977,767	$1,607,586	$0.71

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

i.
On January 8, 2010, the Company granted 100,000 stock options to employees of the Company exercisable for one common share each at a price of $1.25 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $74,356 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.69% per annum; and a dividend rate of nil.  For the six months ended June, 30, 2010, $37,178 was expensed to stock-based compensation.

ii.
On January 22, 2010, the Company granted 200,000 stock options to an investor relations consultant of the Company exercisable for one common share each at a price of $1.56 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $184,839 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.46% to 1.75% per annum; and a dividend rate of nil.  For the six months ended June 30, 2010, $64,151 was expensed to stock-based compensation.

iii.
On February 4, 2010, the Company granted 50,000 stock options to an officer of the Company exercisable for one common share each at a price of $1.49 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $44,113 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.43% per annum; and a dividend rate of nil.  For the six months ended June 30, 2010, $44,113 was expensed to stock-based compensation.

iv.
On February 8, 2010, the Company granted 115,000 stock options to employees of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $98,020 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.41% per annum; and a dividend rate of nil.  For the six months ended June 30, 2010, $49,010 was expensed to stock-based compensation.  The Company also granted 25,000 stock options to a consultant of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $21,309 was assigned to the stock options as estimated by using the Black-Scholes valuation model described above.  For the six months ended June 30, 2010, $21,309 was expensed to stock-based compensation

v.
On March 29, 2010, the Company granted 630,000 stock options to directors and a consultant of the Company exercisable for one common share each at a price of $1.60 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $601,822 was

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.9% per annum; and a dividend rate of nil.  For the six months ended June 30, 2010, $601,822 was expensed to stock-based compensation.

vi.	The weighted average grant date fair value of the total options granted during the six month period ended June 30, 2010 is $0.91 (December 31, 2009 – $0.30).

The following are the stock options outstanding as at June 30, 2010:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	266,667	$0.10	1.88	266,667
November 24, 2014	3,591,100	$0.50	4.41	2,665,325
January 8, 2015	100,000	$1.25	4.53	50,000
January 22, 2015	200,000	$1.56	4.57	100,000
February 4, 2015	50,000	$1.49	4.60	50,000
February 8, 2015	140,000	$1.44	4.61	82,500
March 29, 2015	630,000	$1.60	4.75	630,000
	4,977,767		4.33	3,844,492

11.           Loss per Share

	6/30/2010	6/30/2009
	$	$
Basic loss per share is calculated as follows:
Loss for the year	(3,600,733)	(97,112)
Weighted Number of Shares Outstanding	79,054,478	5,411,050

Loss per share	(0.05)	(0.02)

Dilutive loss per share is calculated as follows:
Loss for the year	(3,600,733)	(97,112)
Weighted Number of Dilutive Shares Outstanding	79,054,478	5,411,050

Loss per share	(0.05)	(0.02)

A total of 11,672,329 dilutive securities have been excluded from the weighted number of dilutive shares outstanding because to do so would be anti dilutive.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

12.           Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	6/30/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$-	$13,498
Abraham Drost
Travel expenses reimbursed to a director of the Company,	8,810	-
John R. Adams
Administrative expenses to a company controlled by an	2,188	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	117,082	52,743
a company controlled by a director of the Company, P. Greg Barnes
	$128,080	$66,241

(b)  The Company had the following related party transactions during the six month periods presented:

	6/30/2010	6/30/2009

Travel expenses reimbursed to the President of the Company,	$27,800	$-
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	54,507	-
Richard A. Munson
Travel expenses reimbursed to a director of the Company,	17,668	-
John R. Adams
Travel expenses reimbursed to a former director of the Company,	-	28,088
Charles Gryba
Administrative expenses reimbursed to the CEO of the Company,	11,190	-
Richard A. Munson
Administrative expenses to a company controlled by an	13,388	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	561,775	-
a company controlled by a director of the Company, P. Greg Barnes
	$686,328	$28,088

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
For the Three and Six Months Ended June 30, 2010

i.
For the six months ended June 30, 2010, the Company paid $13,125 to Marrelli CFO Outsource Syndicate Inc.  (“Marrelli”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company.  Carmelo Marrelli is the president of Marrelli.  The Chief Financial Officer is also the president of a firm providing accounting services to the Company.  During the six months ended June 30, 2010, the Company expensed $263 for these accounting services.

13.           Subsequent Events

On July 13, 2010, the Company paid the full balance of $274,611 ($261,934 USD) owed to CGR as a result of the debt assumed from ETK upon the acquisition of GoldHeart.